Elan Announces Concurrent Offerings of 35 million Ordinary Shares and $250 Million in Aggregate Principal Amount of Guaranteed Convertible Notes; Proceeds to be Used to Repay LYONs
Page 3

                                                                    EXHIBIT 99.1


                  Not for release in Australia, Canada or Japan

                              FOR IMMEDIATE RELEASE


      Investors:                                      Media:
      Emer Reynolds                                   Anita Kawatra
      Ph:  353-1-709-4000                             Ph:  212-407-5755
           800-252-3526                                    800-252-3526



      ELAN ANNOUNCES CONCURRENT OFFERINGS OF 35 MILLION ORDINARY SHARES AND $250 MILLION IN AGGREGATE PRINCIPAL AMOUNT OF GUARANTEED CONVERTIBLE NOTES

                     Proceeds to be used to repurchase LYONs


Dublin, Ireland, October 29, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") announced today that it intends to offer 35 million of its Ordinary Shares and that its wholly owned subsidiary, Elan Capital Corp., Ltd., intends to offer $250 million in aggregate principal amount of guaranteed convertible notes (the "Notes"). The offerings, which are subject to market and other conditions, are being made outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933 (the "Act").

Payment for and settlement of the Ordinary Shares to be offered is expected to occur on or around November 5, 2003. Deposit of Ordinary Shares against delivery of American Depositary Shares ("ADSs") representing such Ordinary Shares will be subject to certain restrictions during the period of 40 days following the closing of the Ordinary Share offering. The closing of the Ordinary Share offering is not conditional upon the closing of the Note offering.

The Notes, which are expected to have a term of five years, will be fully and unconditionally guaranteed by Elan and will be convertible into Elan Ordinary Shares or, at the option of the holder, ADSs, at conversion ratios to be determined, commencing on the 120th day following the closing of the offering. Payment for and settlement of the


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Elan Announces Concurrent Offerings of 35 million Ordinary Shares and $250
Million in Aggregate Principal Amount of Guaranteed Convertible Notes; Proceeds to be Used to Repay LYONs
Page 2


Notes is expected to occur on or around November 11, 2003. The closing of the Note offering is conditional upon the sale of at least 30 million Ordinary Shares in the Ordinary Share offering.

The net proceeds from the offerings will be used by Elan's subsidiary, Elan Finance Corporation, Ltd., to repurchase outstanding Liquid Yield Option Notes due 2018 ("LYONs"), including LYONs tendered for purchase at the option of the holders thereof as of December 14, 2003 pursuant to the indenture under which the LYONs were issued. Any excess proceeds are expected to be used by Elan and its subsidiaries for general corporate purposes.

The Ordinary Shares, the Notes, the guarantee of the Notes and the shares to be issued upon conversion of the Notes have not been and will not be registered under the Securities Act and, unless so registered, may not be offered, sold or distributed within the United States or to U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

This release does not constitute an offer to sell or the solicitation of an offer to buy any Notes or Ordinary Shares.

In the United Kingdom, this announcement, in so far as it constitutes an invitation or inducement to participate in the offering, is directed exclusively at persons who fall within article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as "relevant persons"). This announcement, in so far as it constitutes an invitation or inducement to participate in the offering, must not be acted on or relied on by persons who are not relevant persons. The securities referred to in this announcement will be issued only to relevant persons. Stabilisation/FSA

Elan Announces Concurrent Offerings of 35 million Ordinary Shares and $250 Million in Aggregate Principal Amount of Guaranteed Convertible Notes; Proceeds to be Used to Repay LYONs
Page 3


About Elan

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan shares trade on the New York, London and Irish Stock Exchanges.

This document contains forward-looking statements about Elan's intentions with respect to the contemplated offerings and the other transactions described above. You can identify these statements by the fact that they use words such as "expect", "anticipate", "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future events. Among the factors that could cause actual results to differ materially from those described herein are the following: prevailing capital market conditions and the impact that those conditions may have on the completion of the convertible guaranteed note and ordinary share offerings on satisfactory terms, or at all; the risk that Elan fails to satisfy conditions to the effectiveness of waivers required to complete the convertible guaranteed note offering, including the sale of at least 30 million ordinary shares in the concurrent ordinary share offering; the outcome of Elan's recovery plan and its ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the outcome of the ongoing SEC investigation and shareholder litigation; the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trend towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.